Larry A. Cerutti
Direct Dial: (714) 641-3450
E-mail: lcerutti@rutan.com

October 7, 2009

VIA FEDEX AND
EDGAR CORRESPONDENCE

Terence O’Brien Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 1 Station Place, N.E., Stop 4631 Washington, D.C. 20549

Re:	Pacific Ethanol, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 Form 10-K/A for the Fiscal Year Ended December 31, 2008 Filed April 22, 2009 File No. 000-21467

Dear Mr. O’Brien:

This letter responds to the comments of your letter dated September 28, 2009 relating to Pacific Ethanol, Inc. (the “Company”), a copy of which letter is enclosed for your convenience. We have reproduced below in bold font each of your comments set forth in your letter of September 28, 2009, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s headings and numbered responses in this letter correspond to the headings and numbered comments you included in your letter of September 28, 2009. Also enclosed with this letter is a letter from the Company containing the “tandy” representations.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 15. Exhibits, Financial Statement Schedules, page 57

1.
We note that you have not filed the exhibits and schedules to the Credit Agreement dated February 27, 2007 (Exhibit 10.73), and the exhibits (other than Exhibit A) and schedules to the Debtor-In-Possession Credit Agreement dated as of May 19, 2009 (Exhibit 10.4 to the quarterly report on Form 10-Q for the period ended June 30, 2009). Please advise. Refer to Item 601(b)(10) of Regulation S-K. Otherwise, please file complete copies of these material agreements with your next Exchange Act report.

The Company will file complete copies of these material agreements with its next Exchange Act report.

Terrence O’Brien.
October 7, 2009

2.
In addition, it appears that a number of exhibits and agreements that you have filed are not the final executed versions. As an example, we note Exhibits 10.41 and 10.85. Please ensure that in future filings you will file final versions of your material documents and agreements.

The Company will review its exhibits and agreements to ensure that final versions of its material documents and agreements are filed.  Where appropriate, the Company will include final versions in future filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2008
Compensation Discussion and Analysis, page 7
2009 Compensation Philosophy and Objectives, page 8

3.
We note your disclosure at the top of page 9 regarding your competitive market analysis of executive compensation. Based on your current disclosure, it appears that you benchmark  your compensation, which would required disclosure in accordance with Item 402(b)(2)(xiv) of Regulation S-K. Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divsions/corpfin/guidance/regs-kinterp.htm, provides further guidance on when a registrant must identify the benchmark in the filing. In future filings please make the appropriate disclosures, including also your benchmarking components (such as the peer group of companies). Reference such as the use of “proxy statements for publicly-traded companies within the ethanol industry” are generic and ambiguous.

The Company will more fully explain in future filings its benchmarking process for executive compensation.

Equity Incentive Compensation, page 10

4.
In future filings, please disclose in more detail the factors taken in consideration by the compensation committee in determining the number of shares of restricted stock granted to each named executive officer in April 8, 2008. Your discussion should provide a comprehensive analysis of the substance of the compensation committee’s decision.

The Company will provide in future filings greater detail concerning the factors used in determining the number of shares of restricted stock granted to each named executive officer on April 8, 2008.

Terrence O’Brien.
October 7, 2009

Summary Compensation Table, page 13

5.
We note footnote (7) disclosure to the Summary Compensation Table. Please note that in accordance with Item 402(c)(2)(ix) of Regulation S-K and pursuant to Instruction 4 of such item, to the extent that the amount of perquisites and personal benefits exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits, these perquisites and personal benefits must be quantified and disclosed in a footnote to the “All Other Compensation” column. To the extent applicable, in your future filings please make the necessary changes to comply with these disclosure requirements.

The Company will in future filings, to the extent applicable, make any necessary changes to comply with the foregoing disclosure requirements.

Compensation of Directors, page 18
Equity Compensation, page 19

6.
In accordance with Item 402(k)(3) of Regulation S-K, in future filings please disclose the material factors upon which the compensation committee determined the value and/or the size of the equity awards made to the non-employee directors.

The Company will disclose in future filings the material factors upon which the compensation committee determined the value and/or the size of the equity awards made to the non-employee directors.

We trust that the foregoing is responsive to your comments in your letter of comments dated September 28, 2009. If you have any questions, please call me at (714) 641-3450 or my partner John T. Bradley, Esq. at (714) 662-4659.

Sincerely yours,

RUTAN & TUCKER, LLP

/s/ Larry A. Cerutti

Larry A. Cerutti

Enclosures
cc:           Tracey McKoy, Esq. (w/encl.)
Neil M. Koehler (w/o encl.)
Christopher W. Wright, Esq. (w/encl.)

October 7, 2009

VIA FACSIMILE AND
EDGAR CORRESPONDENCE

Securities and Exchange Commission
1 Station Place, N.E., Stop 4631
Washington, D.C. 20549

Re:	Pacific Ethanol, Inc.

Ladies and Gentlemen:

Reference is hereby made to your letter dated September 29, 2009 relating to Pacific Ethanol, Inc. (the "Company"). The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●
staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

PACIFIC ETHANOL, INC.

By: /s/ Neil M. Koehler Neil M. Koehler, Chief Executive Officer	OFFICE: 916.403.2123 400 CAPITOL MALL, STE 2060 SACRAMENTO, CA 95814 www.pacificethanol.net